UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Horizons ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

One Bryant Park
New York, New York 10036

Telephone Number (including area code):

(212) 205-8300

Name and address of agent for service of process:

Andrew J. Nathanson, Esq.
Horizons ETF Trust
One Bryant Park
New York, New York 10036

With copies of Notices and Communications to:

Michael W. Mundt, Esq.
Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, DC 20036-2652

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]                              NO [  ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 10th day of December, 2013.

Horizons ETF Trust (REGISTRANT)

By:            /s/ Robert E. Shea
Robert E. Shea
Trustee and Treasurer

Attest:      /s/ Andrew J. Nathanson
Andrew J. Nathanson
Secretary